

Mail Stop 4561

June 15, 2017

Pedro Arnt
Chief Financial Officer
MercadoLibre, Inc.
Arias 3751, 7th Floor
Buenos Aires, C1430CRG, Argentina

Re: MercadoLibre, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 001-33647

Dear Mr. Arnt:

We have reviewed your June 5, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2017 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Sales and marketing expenses, page 46

1.   Please tell us whether your buyer protection program represents a guarantee that should be accounted for under ASC 460-10. If this is the case, revise to provide the required disclosures pursuant to ASC 460-10-50 in the footnotes to the financial statements.

Results of operations

Net revenues, page 56

2.   We reissue prior comment 2. Your response indicates that your current disclosures allow
        investors to understand the material factors; however, it does not quantify the
        contribution of each factor to the change. Please confirm that you will quantify the
        contribution of each factor when there is a material change in your Non-Marketplace
        revenue. We refer you to Item 303 of Regulation S-K and Section III.D of SEC Release
        No. 33-6835.

Notes to Consolidated Financial Statements

Note 7. Segments, page 32

3.   It remains unclear to us how payment related fees, which are a significant revenue
        stream, are similar to other services that you consider to be ancillary. In this regard, we
        note that payment related fees appear to be very different from shipping or advertising
        fees. Please provide separate quantification of payment related fees in future filings.

        You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271, or Christine Dietz,
Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the
financial statements and related matters. If you require further assistance, do not hesitate to
contact me at (202) 551-3488.

                                                Sincerely,

                                                /s/ Stephen Krikorian

                                                Stephen Krikorian
                                                Accounting Branch Chief
                                                Office of Information Technologies
                                                and Services